Mail Stop 3561

March 26, 2009

Via Fax & U.S. Mail

Mr. Qinqjie Zhao
President and Chief Executive Officer
Wonder Auto Technology, Inc.
No. 16 Yulu Street
Taihe District
Jinhou City, Liaoning
People's Republic of China, 121013

>   Re: **Wonder Auto Technology, Inc.**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed February 20, 2008**
>   **File No. 1-33648**

Dear Mr. Zhao:

We have received your draft response letter to our comment letter dated March 6, 2009, and have the following additional comments.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. All three responses to our letter dated October 31, 2008, March 6, 2009, and March 26, 2009 should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Draft Form 10-K/A for the year ended December 31, 2007
Explanatory Note

1. The statement included in item (2) in the second paragraph on page ii of the Form 10-K/A which indicates the original filing is being amended to "re-classify restricted cash which was used as collateral support for the Company's bills payable as cash flows from investing activities instead of cash flows from financing activities" is incorrect. In your financial statements, you reclassified the

restricted cash from cash flows from investing activities to cash flows from financing activities. Please revise the discussion in the second paragraph on page ii to eliminate this error.

Consolidated Statements of Operations and Comprehensive Loss, page 2

2. We note from your consolidated statement of operations included in your Form 10-K/A that you plan to reflect the charge to operations associated with the make good provisions of the escrow arrangement as non-operating expense. As this charge is in essence a compensation charge, we believe it would me more appropriately classified as a component of the Company's income (loss) from operations. Please revise to reflect the charges associated with the make good provisions of the escrow arrangement as a component of income (loss) from operations.

Note 3. Basis of Presentation
(ii) Make good arrangement, page 12

3. We note from the disclosure in the last paragraph on page 12 that the total expense recognized for 2007 in connection with the make good arrangement was $18,625,000. This amount does not agree to the amount reflected in the Company's consolidated statement of operations for 2007 of $18,265,500. Please reconcile and revise these disclosures to eliminate this inconsistency.

Form 10-Q/A's for the quarterly periods ended September 30, 2008 and September 30, 2007
Explanatory Note

4. We note from the disclosure in the last paragraph of page 1 of your Form 10-Q/As that the Form 10-Q/As include Exhibits 31.1, 31.2, 32.1 and 32.2, new certifications by the Company's Chief Executive Officer and Chief Financial

Officer as required by Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended. However, we note from the certifications included as Exhibits 31.1, 31.2, 32.1 and 32.2 of your Form 10-Q/As that the required certifications have not been updated. Please ensure that updated certifications are filed as exhibits to your Form 10-Q/As, when filed.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Ms. Jing Zhang, Esq.
(202) 663-8007